Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX ANNOUNCES SIGNIFICANT CORPORATE GOVERNANCE CHANGES

•	Highlights CEMEX’s proactive focus and continued commitment since 2014 to implementing global governance best practices.

•	Board size proposed to be reduced from 15 to 12 members, increasing percentage of independent Directors to 75%.

•	Director candidates to stand for election on an individual basis at upcoming ordinary general shareholders meeting.

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Increased disclosure on existing corporate governance practices, including but not limited to the Company’s compensation program, to be included in forthcoming Integrated Report and 20-F Annual Report.

•	Additional initiatives, including with respect to Board diversity, Director selection criteria, overboarding, tenure and Board evaluations to be implemented over the next few years.

MONTERREY, MEXICO. FEBRUARY 24, 2022 – Continuing its longstanding commitment to evolve its corporate governance towards global best practices, CEMEX, S.A.B. de C.V. (“CEMEX” or the “Company”) today announced a series of significant corporate governance changes.

Beginning with CEMEX’s ordinary general shareholders meeting scheduled to be held on March 24, 2022 (the “Meeting”), each Director candidate will stand for election on an individual basis, meaning that voting at the Meeting will no longer be on a “group slate” basis. Additionally, as part of the Company’s ongoing focus on effective Board structure, a proposal for the Meeting to reduce the size of the Board from 15 to 12 members was presented today. If approved, this will result in the proportion of Board members considered independent under Mexican securities law criteria increasing to 75%. Also, enhanced disclosure concerning the Director candidates, including their qualifications and experience, as well as additional information on Board remuneration, Board and Committee meeting attendance and voting results for the shareholders meetings held in 2021, can be found at CEMEX’s website (www.cemex.com).

“Despite a challenging macro environment, CEMEX has made significant progress in achieving its Operation Resilience goals over the last two years. Importantly, these goals are not just about a fortified capital structure, but they also reposition our company toward sustainable growth with a robust bolt-on investment strategy and an accelerating climate action agenda. All of this leads to a more resilient CEMEX equipped to face the new challenges and social needs of the post pandemic world. With today’s announcement, we are further strengthening the company by continuing to evolve our corporate governance towards global best practices. This effort builds on years of gradual improvements that you should expect to continue over the next few years”, said Rogelio Zambrano, CEMEX’s Chairman of the Board of Directors. “The initiatives announced today, and those expected to come in the future, seek to provide the Company with the oversight on strategy necessary to lead the Company into a rapidly changing future while also providing investors and other stakeholders with greater transparency as we continue to make progress in all aspects of our business.”

The Company also announced that it will be enhancing disclosure in its forthcoming Integrated Report and Annual Report on Form 20-F relating to the responsibilities and practices of the Board and Board Committees, the Company’s executive compensation program, the established process for managing potential conflicts of interests at the Board and executive level and other compliance matters.

Since 2014, the Company has been committed to upgrading its corporate governance practices. These enhancements have included, among others, separating the roles of the Chairman and the Chief Executive Officer, appointing Directors that have increased the representation of independent, female, and international Directors, increasing disclosures regarding shareholders meetings, a Board skills matrix, executive variable compensation, and finally the issuance of an Integrated Report beginning in 2017. The Company will continue to evolve its corporate governance over the next few years through the implementation of formal requirements on electing Board members, Board diversity, independent Board members selection, overboarding, tenure guidelines, and expertise prerequisites, and the way the Board is evaluated, among other changes. Updates on these additional initiatives will be provided as appropriate.

All of the materials for the Meeting are available at the Company’s website (www.cemex.com).

About CEMEX

CEMEX (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

CEMEX assumes no obligation to update or correct the information contained in this press release. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events, including a series of corporate governance initiatives, based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations, including the possibility that none or not all of the initiatives to be proposed by CEMEX to be approved by its Corporate Practices and Finance Committee, Board of Directors or Shareholders, as applicable, are approved, or that such initiatives are revised or not implemented in a timely manner or without additional unforeseen costs (which may be significant) or that such initiatives, if implemented, will not achieve the Company’s desired results. Additionally, the Company’s statements in this release may be affected by the Company’s exposure to shareholders initiating different actions or proceedings against the Company on corporate governance related matters. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

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